Exhibit 99.1

Aptorum Group Limited Announces Voluntary Delisting from Euronext Paris

Aptorum Group Limited (the “Company”) (NASDAQ:APM, Euronext Paris:APM) announced today that following a comprehensive review of the trading volume, costs and administrative requirements related to its listing on Euronext Paris, it has decided to request the voluntary delisting of its shares (the “Aptorum Shares”) (ISIN KYG6096M1226) from Euronext Paris. The Board of Euronext has approved this request.

Following the delisting from Euronext Paris, the Aptorum Shares will remain listed on the NASDAQ (the “NASDAQ”), the Company’s primary listing exchange. Delisting the Aptorum Shares from Euronext Paris has no impact on the NASDAQ listing of Aptorum Shares.

A voluntary sales facility procedure on Euronext Paris will be implemented by the Company for the benefit of its shareholders holding their Aptorum Shares through Euroclear France (the “Euronext Shareholders”), in accordance with Euronext rules (the “Sales Facility”). Accordingly, the Euronext Shareholders will have the following options:

●	decide not to participate in the voluntary sales facility and keep their Aptorum Shares, which they will be able to trade on Euronext Paris through and including the trading day prior to the delisting date, and thereafter, only on the NASDAQ; or

●	participate in the voluntary sales facility described below and sell all or part of their Aptorum Shares on the NASDAQ.

Euronext Shareholders not participating

Euronext Shareholders who do not wish to sell their Aptorum Shares pursuant to the Sales Facility, or otherwise have taken no action to tender their Aptorum Shares in the Sales Facility may only trade their Aptorum Shares on the NASDAQ following the delisting date. Any such holding and/or trade will be subject to the terms applied by their financial intermediary who will take the necessary steps to move their Aptorum Shares from Euroclear France to the relevant alternative central system for depositary.

Participating Euronext Shareholders

Euronext Shareholders who wish to sell their Aptorum Shares on the NASDAQ pursuant to the Sales Facility must request their financial intermediaries to deliver their Aptorum Shares from June 15, 2023 to June 28, 2023 included, to Uptevia, acting as centralizing agent, pursuant to the procedure described in the applicable Euronext notice expected to be published on June 12, 2023.

The Aptorum Shares delivered to Uptevia will be sold on the NASDAQ, beginning on July 5, 2023, by a broker, at market prices prevailing at the time of the sale.

Uptevia will calculate the average sale price of the Aptorum Shares and will be in charge of transferring the sale proceeds to the participating Euronext Shareholders, calculated on the basis of the average sale price of the Aptorum Shares.

The Company will pay the fees for the centralization and the brokerage fees related to the sale of Aptorum Shares on the NASDAQ delivered to Uptevia and sold pursuant to the Sales Facility.

Euronext Shareholders are reminded that they may tender their Aptorum Shares in the Sales Facility on a voluntary basis.

No assurance can be given by the Company or Uptevia as to the price at which the Aptorum Shares will actually be sold on the NASDAQ or the actual average sale price. This process is being implemented solely as an option to Euronext Shareholders and participation is not mandatory. Individual investors may thus determine not to participate in this process or may decide not to take any action in which case no assurance may be given as to the terms that will be applied by their financial intermediary in connection with or after the delisting from Euronext Paris. Individual investors are invited to consult their own investment advisors before making a decision to participate or not in this process.

The timetable of the Sales Facility and the delisting described above may be summarized as follows (it being specified that the Company reserves the right to amend this timetable at any time, in its sole discretion):

Sales Facility
Beginning of the Sales Facility	June 15, 2023
End of the Sales Facility	June 28, 2023
End of the centralization by Uptevia	June 30, 2023
Sales on the NASDAQ of the Aptorum Shares tendered in the Sales Facility	as from July 5, 2023
Proceeds of sale in USD converted into Euros	Upon receipt of the funds by the Broker
Proceeds of sale distributed to the beneficiaries (i.e., holders of Aptorum Shares having participated in the Sales Facility)	Upon receipt of the funds by the Broker
Delisting
Last day of trading of Aptorum Shares on Euronext Paris	July 4, 2023
Delisting Date of Aptorum Shares from Euronext Paris	July 5, 2023

Euronext Shareholders participating in the Sales Facility acknowledge and agree to assume the risks associated with changes in the market price of Aptorum Shares and currency exchange rates that may occur between the time Aptorum Shares are delivered to Uptevia and the sale of such Aptorum Shares on the NASDAQ, as well as the date of conversion of the price into euros. All tender instructions of Aptorum Shares under the Sales Facility are irrevocable.

Aptorum Shares will be delisted from Euronext Paris on July 5, 2023. Aptorum Shares will continue to be listed on the NASDAQ.

Shareholders are invited to contact their financial intermediaries for any additional information.

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited

Investor Relations

investor.relations@aptorumgroup.com

+44 20 80929299

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